

January 28, 2009

<u>**Via Facsimile and U.S. Mail**</u>

Andrew Dakos
Full Value Partners L.P.
Park 80 West
Plaza Two, Suite 750
Saddle Brook, NJ 07663

      Re: **Wilshire Enterprises, Inc.**
             Revised Preliminary Proxy Statement on Schedule 14A filed January 15,
             2009
             Revised Preliminary Proxy Statement filed January 22, 2009
             by Full Value Partners L.P.
             File No. 5-32567

Dear Mr. Dakos:

      We have reviewed the filings listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   It appears that the revised proxy statements were incorrectly tagged on EDGAR. Amendments to your proxy should be tagged "PRRN14A." In future filings, please file

using the correct EDGAR tag. You may contact EDGAR filer support at 202-551-8900 if you require further assistance.

2.   We reissue prior comment 5. Although you have provided a summary of the filings made by the company, you have omitted discussion of the contacts made between the participants and the company in the time period leading up to the decision to launch a proxy contest and the contacts since you filed your original preliminary proxy materials. Further, you have not sufficiently explained the trigger(s) that prompted you to launch the proxy contest. Shareholders may deem such information material to their ability to assess whether or how the insurgents' approach to the company's business is distinct from that of the current Board and how the insurgents' current plans were shaped by events in the past involving the company. Please supplement your disclosure accordingly.

3.   We note your response to prior comment 6 but we reissue that comment. Consistent with the requirements specified in Rule 13d-1(k)(1) and Item 2 of Schedule 13D, please amend the Schedule 13D to identify <u>each</u> person making the filing, inclusive of each person who has agreed to cease membership in the group as a result of the litigation you reference in the Schedule 13D/A filing made on January 5, 2009.   Further, please update the disclosure in your proxy to identify, as required by Item 5(b)(1)(viii) of Schedule 14A, any person(s) with whom any of the participants had or has made an arrangement with within the past year involving the securities of the company and the details of any such arrangement.

4.   We reissue comment 7. Given the company's and your dispute regarding the slate of directors currently up for election, please revise to address our initial comment and affirmatively state within your disclosure whether you believe you are in compliance with all requisite procedures as evidenced in the constitutive documents of the company needed to call a vote on the proposal(s) you are presenting.

 Voting Requirements

Proposal 1

5.   We reissue our prior comment. Please refer to Article I, Section 4 of the Company's by-laws as amended. Your disclosure should clarify that abstentions and non-votes would impact the outcome of a vote insofar as abstentions and broker non-votes will be counted towards achievement of quorum. If quorum is not achieved, then the proposals may not be voted on until such time as the quorum requirement is met. Please revise your disclosure.

6.   Provide all the information with respect to the nominees required by Item 7(b) of Schedule 14A and Item 401 of Regulation S-K. In this regard, you disclose litigation involving unidentified "Bulldog Parties" and the Massachusetts Secretary of State, yet,

fail to disclose that your nominees were defendants in that action. Moreover, as required by Item 401(f)(4) or Regulation S-K, please identify which of the nominees you are presenting are subject to a cease and desist order issued by the Commonwealth of Massachusetts Office of the Secretary's Securities Division.

7.   If your proposals are approved and a majority of the seats on the Board are filled by your slate of nominees, please disclose any intentions you have to effect changes to the company's management. Please be specific.

8.   Please expand your disclosure to state that there is no assurance that the company's nominees will serve if elected with any of the Full Value Partners, L.P. nominees.

9.   We reissue prior comment 12. Revise to provide specific information by date, of the business experience and involvement of Messrs. Hellerman and Samuel with the funds listed. Currently, there remain gaps in the information regarding the timeframe during which each of Messrs. Hellerman and Samuel performed their directorships at each of the companies listed.

Participants

Solicitation

10.   Your response to prior comment 17 indicates that you will provide such information in your definitive proxy statement. Please provide the information required by Items 5(b)(1)(iii)-(xii) for each participant in the preliminary proxy statement prior to filing your definitive.

11.   We note your revisions and response to prior comment 18. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

12.   We refer you to prior comment 19. We are reviewing your response and will respond to your inquiry shortly.

Proposal 4

13.   You note in responses 21-23 that you will expand your disclosure to address our comments. Please also ensure that your discussion addresses, as previously requested, why you believe a transaction of this nature is possible given current market conditions and in light of the prior failed merger transaction involving NWJ Companies, Inc.

Form of Proxy

14.   Please correctly identify by name all of the nominees you are presenting for election on the proxy card. There appears to be a typographical error with respect to Mr. Goldstein's name.

Schedule 13D/A

15.   We note the Schedule 13D/A filed on January 21, 2009 in which you attach a letter addressing your concerns regarding the slate of directors up for election. Please summarize in the current proxy, the basis for your belief that the February 26, 2009 meeting is the Annual 2009 meeting, the slate of directors up for re-election whose terms expire, and any actions that you plan on pursuing should the company disagree with your assessment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

   ·   the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions